FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of April, 2003

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES
Special Note Regarding Forward-looking statements
Notice Regarding Refund of the Substituted Portion of Welfare Annuity Fund

Information furnished on this form:

1.	[Translation in English]

News Release

“Notice Regarding Refund of the Substituted Portion of Welfare Annuity Fund”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: May 2, 2003	By:	/s/ Nobutaka Hayasaki Nobutaka Hayasaki General Manager, Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan ; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market ; (3) the extent of further deregulation of the Japanese insurance industry ; (4) occurrence of natural disasters in Japan ; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses ; (6) the price and availability of reinsurance ; (7) the performance of the Company’s investments ; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1.	[Translation in English]

April 7, 2003

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)

Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752, the Company’s shares are listed on the First Section of the Tokyo Stock Exchange)

Any inquiry hereto should be made to:	Hiroyuki Hata, Manager, Financial Accounting Sec., Accounting Dept. (Tel: 03-3297-6648) Takuya Yoda, Assistant General Manager Corporate Communications Dept. (Tel: 03-3297-6705)

Notice Regarding Refund of the Substituted Portion of Welfare Annuity Fund

     The Company hereby announces that as a result of the enforcement of the Defined Benefit Corporate Pension Law, it has been granted authorization from the Minister of Health, Labor and Welfare for exemption from the duty of future payment for the substituted portion of the welfare annuity fund as of April 1, 2003.

     The Company will not adopt the interim measures prescribed in Section 47-2 of the “Guidelines for the Practice of Retirement Benefit Accounting (interim report)” (Report No. 13, Accounting System Committee, The Japanese Certified Public Accountants), and instead plans to recognize the difference arising from the retirement benefit liabilities incurred with the substituted portion and an amount equivalent to the refunded pension assets as income or loss on the Company’s financial statements on the date that the substituted portion of the welfare annuity fund is returned.

     If the interim measures prescribed in Section 47-2 of the said Guidelines were applied, the impact on consolidated and non-consolidated settlements of accounts of the Company would be approximately ¥33,000,000,000 (extraordinary income) on a trial basis. However, as fluctuations in the market values of pension assets held by the Company and the refundable amount of pension assets have yet to be determined, the actual amount to be recognized as income or loss on the date that the substituted portion is returned, might differ from this predicted amount.

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